Exhibit 3.1

JAGUAR HEALTH, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES J PERPETUAL PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned, Lisa A. Conte and Carol R. Lizak, do hereby certify that:

1.            They are the Chief Executive Officer/President and Chief Financial Officer, respectively, of Jaguar Health, Inc., a Delaware corporation (the “Corporation”).

2.            The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 4,464,011 shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of 200 shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights, powers, property, or other lawful consideration and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF Series J PERPETUAL PREFERRED STOCK

Section 1.     Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Certificate” means this Certificate of Designation.

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“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or its subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, Preferred Stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Deemed Liquidation Event” shall have the meaning set forth in Section 5(b).

“Definitive Agreement Date” means the date of the definitive Exchange Agreement with respect to the first of such aggregated transactions for the sale and issuance of the shares of Series J Preferred Stock.

“Delaware Courts” shall have the meaning set forth in Section 12(b).

“Equity Securities” means Common Stock, Common Stock Equivalents, Preferred Stock and any option, warrant, or right to subscribe for, acquire or purchase Common Stock or Preferred Stock.

“Exchange Cap” means the maximum number of Exchange Shares that could be issued to Holders without violating The Nasdaq Capital Market rules related to the aggregation of offerings under Nasdaq Listing Rule 5635(d), if applicable.

“Exchange Conditions” mean: (a) with respect to the applicable Exchange Date, all of the Exchange Shares would be (i) registered for trading under applicable federal and state securities laws, (ii) freely tradable under Rule 144, or (iii) otherwise freely tradable without the need for registration under any applicable federal or state securities laws; (b) the applicable Exchange Shares would be eligible for immediate resale by Holder; (c) no Event of Default shall have occurred under that certain secured promissory note issued by the Corporation to Streeterville Capital, LLC on January 19, 2021 in the original principal amount of $6.2 million; (d) no Event of Default shall have occurred hereunder; (e) the lowest intra-day trading price of the Common Stock is greater than the Minimum Price on the date the Exchange Notice is delivered; and (f) the Common Stock is trading on Nasdaq, NYSE, OTCQB or OTCQX as of the applicable Exchange Date; provided, however, that if the Common Stock is trading on OTCQB or OTCQX, the product obtained by multiplying (A) the Exchange Price as of the applicable Exchange Date and (B) the number of shares of Series J Preferred Stock that may be exchanged pursuant to Section 8(a) shall not exceed twenty-five percent (25%) of the median daily dollar trading volume of Company’s Common Stock during the ten (10) Trading Days preceding the Exchange Date.

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“Exchange Date” means the date that an Exchange Notice is delivered by the Corporation to a Holder.

“Exchange Notice” means a notice delivered by the Corporation to a Holder specifying the number of shares of Series J Preferred Stock to be exchanged and the number of Exchange Shares to be issued.

“Exchange Price” for each share of Series J Preferred Stock shall be, unless otherwise provided in this Certificate, equal to the Minimum Price on the applicable Exchange Date, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date.

“Exchange Ratio” for each share of Series J Preferred Stock shall be equal to the Stated Value divided by the applicable Exchange Price.

“Exchange Shares” shall have the meaning set forth in Section 8.

“Exempt Issuance” means the issuance of: (a) shares of Common Stock or Common Stock Equivalents, options, or other equity awards to employees, officers, directors, or consultants of the Corporation pursuant to any stock or option plan or other equity award plan duly adopted for such purpose by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Definitive Agreement Date, solely at the election of the holder thereof, provided that such securities have not been amended since the Definitive Agreement Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (except for such decreases in exercise, exchange or conversion price in accordance with the terms of such securities) or to extend the term of such securities, (c) securities upon the exercise or exchange of or conversion of any shares of Series J Preferred Stock, (d) securities pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Corporation, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but shall not include a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (e) shares of Common Stock to certain accredited investors in exchange for warrants to purchase shares of Common Stock issued pursuant to that certain Securities Purchase Agreement, dated May 8, 2023, between the Corporation and purchasers listed therein, as amended on August 14, 2023, and (f) Equity Securities to certain accredited investors in exchange for ordinary shares of Napo Therapeutics, S.p.A.

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“Fundamental Transaction” means: (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person other than any subsidiary or any Affiliate of the Corporation, whereby the stockholders of the Corporation immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), (vi) the sale or spin-off of any Subsidiaries, and (vii) a Deemed Liquidation Event (as defined below). For the avoidance of doubt, any license agreement entered into in the ordinary course of business by the Corporation or any Subsidiary will not be considered a Fundamental Transaction.

“Holder” shall have the meaning given such term in Section 2.

“Liquidation Event” shall have the meaning set forth in Section 5.

“Maximum Percentage” means 9.99% of the number of shares of Common Stock outstanding on such date (including for such purpose the shares of Common Stock issuable upon such issuance). For purposes of calculating the Maximum Percentage, beneficial ownership of Common Stock will be determined pursuant to Section 13(d) of the 1934 Act.

“Minimum Price” means, with respect to a given date, the lower of: (i) the Nasdaq official closing price (as reflected on Nasdaq.com) immediately preceding such date or (ii) the average Nasdaq official closing price of the Common Stock (as reflected on Nasdaq.com) for the five (5) trading days immediately preceding such date.

“Original Issue Date” means the date of the first issuance of any shares of the Series J Preferred Stock regardless of the number of transfers of any particular shares of Series J Preferred Stock.

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“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” means any class or series of preferred stock issued by the Corporation.

“Required Holders” means the Holders of at least a majority of the outstanding Series J Preferred Stock.

“Restricted Issuance” means (i) the issuance, incurrence or guaranty of any debt or liability (other than debt consisting of financing of insurance premiums in the ordinary course of business and debt to trade creditors incurred in the ordinary course of business, including indebtedness incurred in the ordinary course of business with corporate credit cards), or (ii) the issuance of any debt or Equity Securities of the Corporation in any Variable Rate Transaction.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series J Preferred Stock” shall have the meaning set forth in Section 2.

“Stated Value” means $25,000.

“Stockholder Approval” means such approval as required by the applicable Nasdaq Stock Market Rules by the stockholders of the Corporation with respect to the exchange of shares of Series J Preferred Stock and the issuance of the shares of Common Stock issuable upon exchange of the Series J Preferred Stock.

“Subsidiaries” means any wholly- or partially-owned subsidiaries of the Corporation that exist now or may be created in the future.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Equiniti Trust Company, LLC, the current transfer agent of the Corporation with a mailing address of 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660 and an electronic mailing address of helpast@equiniti.com, and any successor transfer agent of the Corporation.

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“Variable Rate Transaction” means a transaction in which (i) the Corporation issues or sells any debt or Equity Securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either at a conversion price, exercise price or exchange rate or other price that varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or Equity Securities, or (ii) the Corporation issues or sells any warrant that has any provisions that will increase the number of shares of Common Stock exercisable under such warrant other than an adjustment in connection with a stock split. For the avoidance of doubt, Exempt Issuances and sales of Common Stock pursuant to the ATM will not be considered Variable Rate Transactions.

Section 2.     Designation, Amount and Par Value. This series of preferred stock shall be designated as Series J Perpetual Preferred Stock (the “Series J Preferred Stock”) and the number of shares so designated shall be Two Hundred (200) (each holder of the Series J Preferred Stock a “Holder” and collectively, the “Holders”). Each share of Series J Preferred Stock shall have a par value of $0.0001 per share. The Series J Preferred Stock will initially be issued in book-entry form.

Section 3.     Dividends. Holders will not be entitled to receive any dividends on shares of Series J Preferred Stock.

Section 4.     Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Series J Preferred Stock shall vote together with shares of Common Stock on an as-converted basis from time to time, and not as a separate class, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as holders of shares of the Common Stock, in either case upon the following basis: each share of the Series J Preferred Stock shall be entitled to such number of votes equal to the quotient obtained by dividing (i) the Stated Value by (ii) the Minimum Price of the Common Stock on the Definitive Agreement Date. In addition, as long as any shares of Series J Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series J Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series J Preferred Stock or alter or amend this Certificate or (b) enter into any agreement with respect to any of the foregoing.

Notwithstanding the foregoing in this Section 4, in no event shall a Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) be entitled to vote, on an as-converted basis and in aggregate with respect to any shares of Common Stock and preferred stock of the Corporation beneficially owned by such Holder or any Affiliates or Attribution Parties of such Holder, more than 9.99% of the Corporation’s outstanding shares of Common Stock as of the applicable record date (the “Voting Cap”). The Voting Cap shall be appropriately adjusted for any stock splits, reverse stock splits, stock dividends, reclassifications, reorganization, recapitalizations or other similar transaction.

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Section 5.     Liquidation Rights.

(a)            Preferential Payments to Holders of Series J Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), each share of Series J Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock equal to by reason of their ownership thereof, an amount per share of Series J Preferred Stock equal to the Stated Value at such time plus any accrued but unpaid Preferred Return (as defined below) (as applicable, the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation (other than a Chapter 7 bankruptcy) or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Liquidation Amount, the Holders with respect to their shares of Series J Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Following the payment of the Liquidation Amount, if there are any remaining assets of the Corporation available for distribution to its stockholders, the Series J Preferred Stock shall not participate in such distributions. Notwithstanding the foregoing, if in the event of a dissolution or winding up of the Corporation in connection with a Chapter 7 bankruptcy, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Liquidation Amount, the Holders with respect to their shares of Series J Preferred Stock shall be entitled to receive out of such assets the same amount that each share of the Common Stock would receive as if each outstanding share of Series J Preferred Stock were, immediately prior to the applicable record date, fully converted (disregarding solely for such purposes any conversion or exchange limitations hereunder) to shares of Common Stock by dividing (i) Liquidation Amount by (ii) the Minimum Price as of the record date, which amounts shall be paid pari passu with all holders of Common Stock.

(b)           Deemed Liquidation Events.

(i)	Definition. Each of the following events shall be considered a “Deemed Liquidation Event”:

(A)	a merger or consolidation in which the Corporation is a constituent party and in which the stockholders of the Corporation immediately prior to such merger or consolidation do not continue to hold a majority of the voting power of the Corporation or any successor entity following such merger or consolidation; or

(B)	the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

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(c)           Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement’) provides that the consideration payable to the Series J Preferred Stock shall be allocated in accordance with Section 5(a).

(d)           Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the Holders upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such Holders by the Corporation or the acquiring person, firm or other entity. The value of such property, right or securities shall be determined in good faith by the Board.

(e)           Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the Holders is payable only upon satisfaction of contingencies (the “Additional Consideration”), the merger agreement or other agreement related to such event shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the ‘‘Initial Consideration”) shall be allocated among the Holders in accordance with Section 5(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Holders upon satisfaction of such contingencies shall be allocated among the Holders in accordance with Section 5(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction.     .

Section 6.     Conversion Rights. Series J Preferred Stock shall not be convertible into Common Stock or any other security of the Corporation, and does not otherwise have any conversion rights.

Section 7.     Preferred Return.

(a)           Each share of Series J Preferred Stock shall accrue a rate of return on the Stated Value at the rate of 0% per year for the first two (2) years from the date of issuance, 10% per year for years three (3) and four (4) from the date of issuance, and 15% per year thereafter, and to be determined pro rata for any factional year periods (the “Preferred Return”). The Preferred Return shall accrue on each share of Series J Preferred Stock from the date of its issuance, and shall be payable in cash or shares of Common Stock at the Company's sole discretion whereby the number of shares of Common Stock will equal the quotient obtained by dividing (i) the Preferred Return by (ii) the greater of (x) the Minimum Price on the date of payment and (y) $0.06 per share (the "Floor Price"), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock.

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(b)           The Preferred Return shall be payable on a quarterly basis, within five (5) Trading Days following the end of each calendar quarter.

Section 8.     Exchange Rights.

(a)           Company Exchange Right. The Corporation has the right to exchange, from time to time and at the Corporation’s sole discretion, part or all of the then outstanding shares of Series J Preferred Stock held by any Holder for shares of Common Stock (the “Exchange Shares”) at the Exchange Ratio. Notwithstanding the foregoing, the Corporation will not have the right to exchange any shares of Series J Preferred Stock and issue any Exchange Shares to any Holder if: (a) the issuance of such Exchange Shares would cause such Holder, together with its Affiliates, to beneficially own in excess of the Maximum Percentage immediately after giving effect to the issuance of the Exchange Shares; (b) any of the Exchange Conditions has not been satisfied as of the applicable Exchange Date; or (c) the total cumulative number of the Exchange Shares to be issued to such Holder would exceed the Exchange Cap unless (i) the Stockholder Approval is obtained to issue more than the Exchange Cap, or (ii) the Common Stock is not listed for quotation on Nasdaq or NYSE American. The Exchange Cap shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. Following delivery of an Exchange Notice, the Corporation may not deliver another Exchange Notice to a Holder for at least three (3) Trading Days.

(b)           Fractional Shares. The Corporation shall have the authority to issue fractional shares of Series J Preferred Stock.

(c)           Transfer Taxes and Expenses. The issuance of Exchange Shares on exchange of this Series J Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Exchange Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Exchange Shares upon exchange in a name other than that of the Holders of such shares of Series J Preferred Stock and the Corporation shall not be required to issue or deliver such Exchange Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Exchange and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Exchange Shares.

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Section 9.     Optional Redemption.

(a)           Optional Redemption Right. The Corporation, at the option of its Board of Directors, or any duly authorized committee thereof, may, at any time after the Original Issue Date, redeem out of funds legally available therefor, in whole or in part, the shares of Series J Preferred Stock at the time outstanding, upon notice given as provided in Section 9(b) below, at a redemption price equal to the Liquidation Amount per share.

(b)           Notice of Redemption. The Corporation shall send written notice of its election to redeem shares of Series J Preferred Stock (the “Redemption Notice”) to each Holder of record of Series J Preferred Stock not less than fifteen (15) days, and no more than thirty (30) days, prior to the Redemption Date (as defined below). The Redemption Notice shall state:

(i)            the date on which the Corporation shall redeem such shares (the “Redemption Date”);

(ii)           the number of shares of Series J Preferred Stock held by the Holder that the Corporation intends to redeem on the Redemption Date; and

(iii)          the redemption price.

(c)            Status of Redeemed Series J Preferred Stock.  Any shares of Series J Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries in accordance with the terms of this Certificate shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred as shares of Series J Preferred Stock, and shall resume the status of authorized but unissued shares of preferred stock and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series J Preferred Stock accordingly. Neither the Corporation nor any of its subsidiaries may exercise any rights granted to the Holders of Series J Preferred Stock following redemption.

Section 10.     Covenants. Until such time as no shares of Series J Stock remain outstanding, the Corporation, and as applicable, its Subsidiaries, will at all times comply with the following covenants:

(a)            The Corporation will timely file on the applicable deadline all reports required to be filed with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act, and will take all reasonable action under its control to ensure that adequate current public information with respect to the Corporation, as required in accordance with Rule 144 of the Securities Act, is publicly available, and will not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.

(b)           The Corporation will cause the Common Stock to be listed or quoted for trading on any of NYSE, NYSE American, Nasdaq, CBOE, OTCQB or OTCQX until a Fundamental Transaction.

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(c)            Other than any issuances to Holders and their Affiliates, the Corporation will not issue or sell any Equity Securities which result in net proceeds to the Corporation in excess of an aggregate of $15,000,000 without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion; provided, however, that this consent requirement shall not apply to any sales of Common Stock pursuant to the ATM (as defined below) or Exempt Issuances. For the avoidance of doubt, the sales of Equity Securities are subject to all other conditions and restrictions in this Certificate.

(d)           The Corporation will not have the right to repay any outstanding indebtedness owed to any Holder or its Affiliates.

(e)           The Corporation will not increase the authorized shares of Common Stock or Preferred Stock without the prior written consent of the Required Holders, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(f)            The Corporation shall ensure that, until a Fundamental Transaction, trading in the Common Stock will not be suspended, halted, chilled, frozen, reach zero bid or otherwise cease trading on the Corporation’s principal trading market for a period of more than five (5) consecutive Trading Days.

(g)           The Corporation will not make any Restricted Issuance without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(h)           The Corporation shall not enter into any agreement or otherwise agree to any covenant, condition, or obligation that locks up, restricts in any way or otherwise prohibits the Corporation from issuing Equity Securities to any Holder or any Affiliate of any Holder.

(i)            The Corporation will not pledge or grant a security interest in any of its assets without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(j)            The Corporation will not, and will not enter into any agreement or commitment to, dispose of any assets or operations (not including any license agreements entered into in the ordinary course of business) that are material to the Corporation’s operations without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(k)           Except in connection with satisfaction of a Nasdaq deficiency notice, the Corporation will not, and will not enter into any agreement or commitment to, undertake or complete any reverse split of the Common Stock or any class of Preferred Stock without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion; provided however that the ratio of any reverse split conducted pursuant to this Section 10(k) will be at the sole and absolute discretion of the Corporation.

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(l)            The Corporation will not, and will not enter into any agreement or commitment to, create, authorize, or issue any class of Preferred Stock (including additional issuances of Series J Preferred Stock) without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(m)          The Corporation will not issue or sell any shares of Common Stock registered for sale pursuant to a form 424B filed pursuant to Rule 424(b)(5) of the Securities Act (“ATM”), whether now existing or filed in the future, in excess of $10,000,000.00 after the Effective Date, without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(n)           The Corporation will not consummate a Fundamental Transaction or enter into an agreement to consummate a Fundamental Transaction without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(o)           The Corporation will use fifteen percent (15%) of all Licensing Fees, whether upfront or ongoing, received by the Corporation and its Subsidiaries to redeem shares of Series J Preferred (such amount, the "License Fee Redemption Amount") in cash or shares of Common Stock at the sole discretion of the Company, whereby the number of shares of Common Stock will equal the quotient obtained by dividing (i) the Licensee Fee Redemption Amount by (ii) the Minimum Price on the date of payment, provided however, if payment in Common Stock is not achieved within thirty (30) calendar days of the Company's receipt of the Licensing Fees, the balance of the License Fee Redemption Amount shall be paid pursuant to Section 9 of this Certificate. For purposes of this Section 10(o), "Licensing Fees" means all upfront licensing fees, royalty payments and milestone payments from licensees and/or distributors, but specifically excluding licensing fees and/or milestone payments that are reimbursements of clinical trial expenses.

The covenants set forth in Section 10(c) – (j), (l) and (n) will also apply to all Subsidiaries.

Section 11.   Covenant Default.

(a)            Event of Default. The Required Holders may elect to declare an “Event of Default” if any of the following conditions or events shall occur and be continuing:

(i)            The Corporation or any Subsidiary fails to fully comply with any covenant, obligation or agreement of the Corporation or any Subsidiary in this Certificate (other than payment or issuance defaults which are addressed in subparagraph (ii) below), and such failure, if known to the Required Holders and reasonably possible of cure, is not cured within thirty (30) calendar days following notice to cure from the Required Holders;

(ii)           The Corporation fails to pay any amount due and payable to the Holders pursuant to and as required by this Certificate, and such failure, if known to the Holders and reasonably possible of cure, is not cured within five (5) Trading Days following notice of notice to cure from the Required Holders;

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(iii)          The Corporation shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator; (2) make a general assignment for the benefit of the Corporation’s creditors; or (3) commence a voluntary case under the U.S. Bankruptcy Code as now and hereafter in effect, or any successor statute; or

(iv)          a proceeding or case shall be commenced, without the application or consent of the Corporation, in any court of competent jurisdiction, seeking (1) liquidation, reorganization or other relief with respect to it or its assets or the composition or readjustment of its debts, or (2) the appointment of a trustee, receiver, custodian, liquidator or the like of any substantial part of its assets, and, in each case, such proceedings or case shall remain uncontested for 30 days or shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 days, if in the United States, or 90 days, if outside of the United States; or an order for relief against the Corporation shall be entered in an involuntary case under any bankruptcy, insolvency, composition, readjustment of debt, liquidation of assets or similar Law of any jurisdiction.

(b)           Consequences of Events of Default. If an Event of Default has occurred (i) the Required Holders may, by notice to the Corporation, force the Corporation to redeem all of the issued and outstanding shares of Series J Preferred Stock then held by the Holders for a price equal to (1) the Stated Value of all such shares of Series J Preferred Stock; plus (2) any accrued and unpaid Preferred Return with respect to all such shares of Series J Preferred Stock (the "Redemption Price"), with such Preferred Return to be paid in cash or shares of Common Stock at the Company's sole discretion, whereby the number of shares of Common Stock issuable shall equal the quotient obtained by dividing (x) the Redemption Price by (y) the Floor Price as defined in Section 7(a); plus (3) any and all other amounts due and payable to the Holders pursuant to this Certificate; (ii) the Holders shall have the right to pursue any other remedies that the Required Holders may have under applicable law and/or in equity; and (iii) the Holders shall have the right to seek and receive injunctive relief from a court prohibiting the Corporation from issuing any of its Common Stock or Preferred Stock to any party unless the all shares of Series J Preferred Stock owned by the Holders are redeemed in full simultaneously with such issuance.

(c)            Specific Performance. The Corporation acknowledges and agrees that any Holder may suffer irreparable harm in the event that the Corporation or any Subsidiary fails to perform any material provision of this Certificate in accordance with its specific terms. It is accordingly agreed that any Holder shall be entitled to one or more injunctions to prevent or cure breaches of the provisions of this Certificate and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any Holder may be entitled under the Certificate, at law or in equity. The Corporation specifically agrees that: (a) following an Event of Default under this Certificate, any Holder shall have the right to seek and receive injunctive relief from a court prohibiting the Corporation and any of its Subsidiaries from issuing any of its Common Stock or Preferred Stock to any party unless the Series J Preferred Stock are being repaid in full simultaneously with such issuance; and (b) following a breach of Section 10(h) above, any Holder shall have the right to seek and receive injunctive relief from a court invalidating such lock-up. The Corporation specifically acknowledges that any Holder’s right to obtain specific performance constitutes bargained for leverage and that the loss of such leverage would result in irreparable harm to any Holder. For the avoidance of doubt, in the event any Holder seeks to obtain an injunction from a court against the Corporation or specific performance of any provision of this Certificate, such action shall not be a waiver of any right of any Holder under this Certificate, at law, or in equity.

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(d)            Expenses. In the event that any Holder incurs expenses in the enforcement of its rights hereunder, including but not limited to reasonable attorneys’ fees, then the Corporation shall immediately reimburse such Holder the reasonable costs thereof.

Section 12.   Miscellaneous.

(a)           Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Chief Executive Officer, facsimile number (415) 371-8311, with a copy sent to attention of the Corporation’s Chief Financial Officer, facsimile number (415) 371-8311, or such other facsimile number or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 12(a). Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each record Holder at the facsimile number, or address of such Holder appearing on the books of the Corporation. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section 12(a) prior to 5:30 p.m. (New York City time) on any Trading Day, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section 12(a) on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b)            Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Certificate or any amendments thereto. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate (whether brought against a party hereto or its respective Affiliates, directors, officers, stockholders, employees or agents) shall be commenced in the state and federal courts sitting in the State of Delaware (the “Delaware Courts”).

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(c)            Uncertificated Shares. The shares of Series J Preferred Stock shall be uncertificated.

(d)           Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(e)            Severability. If any provision of this Certificate is invalid, illegal or unenforceable, the balance of this Certificate shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(f)            Next Trading Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Trading Day, such payment shall be made or other obligation performed on the next succeeding Trading Day.

(g)           Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate and shall not be deemed to limit or affect any of the provisions hereof.

(h)            Status of Exchanged or Redeemed Preferred Stock. Any shares of Series J Preferred Stock that are exchanged, redeemed or otherwise acquired by the Corporation or any of its subsidiaries in accordance with the terms of this Certificate shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transfer as shares of Series J Preferred Stock, and shall resume the status of authorized but unissued shares of preferred stock and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series J Preferred Stock accordingly.

(i)            Amendment. In addition to any other vote or consent required by the Certificate of Incorporation (including this Certificate) or required by law, any of the provisions, terms, rights, powers, preferences and other terms of the Series J Preferred Stock set forth herein may be amended or waived on behalf of all Holders of Series J Preferred Stock by the affirmative written consent or vote of the Holders of at least a majority of the shares of Series J Preferred Stock then outstanding.

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(j)            Maximum Percentage. Notwithstanding anything herein to the contrary, in no event may shares of Common Stock be issued to any Holder that would cause such Holder’s beneficial ownership to exceed the Maximum Percentage.

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RESOLVED, FURTHER, that the chief executive officer, the president, the chief financial officer or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 1st day of March, 2024.

/s/ Lisa A. Conte	/s/ Carol R. Lizak
Name: Lisa A. Conte	Name: Carol R. Lizak
Title: Chief Executive Officer and President	Title: Chief Financial Officer

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